SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3) *

Vale S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

91912E105(1)

(CUSIP Number)

Gueitiro Matsuo Genso

Avenida das Américas, 700 – Bloco 8 – Loja 318

22640-100 Rio de Janeiro, RJ, Brazil

Tel. 55 21 3814-8901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)            The CUSIP number is for the American Depositary Shares relating to the Common Shares.

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1	Names of Reporting Persons Valepar S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,716,435,045
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,716,435,045
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,435,045
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 53.9%
14	Type of Reporting Person (See Instructions) HC

CUSIP No. 91912E105	13D/A

This Amendment No. 3 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on April 26, 2002, as amended on July 27, 2009 and May 17, 2017, with respect to the common shares, no par value (the “Common Shares”) of Vale S.A. (“Vale”), a Brazilian company.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.           Security and Issuer.

The response set forth in Item 1 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing with the following:

This statement relates to the Common Shares of Vale.

The principal executive offices of the Company are located at Avenida das Américas, 700 – Bloco 8 – Loja 318 22640-100 Rio de Janeiro, RJ, Brazil.

Item 2.           Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing with the following:

This statement is filed by Valepar S.A. (“Valepar”), a company duly organized and existing in the Federative Republic of Brazil.  Valepar was formed for the purpose of holding a voting interest in Vale.  The address of Valepar’s principal executive office is Avenida das Américas, 700 – Bloco 8 – Loja 318 22640-100 Rio de Janeiro, RJ, Brazil.

Certain information required by this Item 2 is provided on Exhibit 1, which is incorporated by reference herein for each executive officer and director of Valepar as of the date of the event which requires the filing of this statement, June 27, 2017.

Neither Valepar nor any of its directors or executive officers as of the date of the event which requires the filing of this statement, June 27, 2017, has, during the five years since such date, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Valepar nor any of its directors or executive officers as of the date of the event which requires the filing of this statement, June 27, 2017 has, during the five years since such date, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.           Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing with the following:

Litel Participações S.A., Litela Participações S.A., Bradespar S.A., Mitsui & Co., Ltd. and BNDES Participações S.A. – BNDESPAR (together, the “Shareholders”) are party to a new Valepar shareholders agreement, executed on February 19, 2017, (the “Shareholders Agreement”) that entered into effect on May 10, 2017. The Shareholders Agreement will be in force for a term of six months from the date it takes effect or until the merger of Valepar into Vale, whichever occurs earlier. The Shareholders

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Agreement, along with the standard provisions in connection with voting rights and right of first refusal for the acquisition of the Shareholders’ shares, provides for the submission to Vale of a proposal for the purpose of enabling the listing of Vale on BM&FBOVESPA’s Novo Mercado special segment and making Vale a company without defined control (the “Proposal”).  On May 11, 2017, Valepar, as instructed by the Shareholders, submitted the Proposal (attached hereto as Exhibit 3) to Vale.

The transaction envisaged by the Proposal is composed of a series of indivisible and interdependent steps, whose effectiveness is subject to the successful performance of the other steps. The Proposal comprises, beyond the performance of all acts and procedures imposed by the applicable legal provisions and rules:

i.         Voluntary conversion of Vale class A preferred shares into common shares, based on the conversion rate of 0.9342 common shares for each Vale class A preferred share, based on the average closing price of the common shares and preferred shares over the 30 trading sessions on the BM&FBOVESPA prior to February 17, 2017 (inclusive), weighted by the volume of shares traded in such trading sessions (the “Voluntary Conversion”);

ii.        Amendment of Vale’s bylaws so as to adjust them, as much as possible, to Novo Mercado rules so Vale may be effectively listed on such special segment (the “Bylaws Amendment”); and

iii.       The merger of Valepar into Vale at an exchange ratio that contemplates a 10% increase in the number of shares held by the shareholders of Valepar compared to Valepar’s current shareholding interest, and represents a dilution of approximately 3% of the shareholding interest held by the other shareholders in Vale the (“Merger” and, together with the Voluntary Conversion and the Bylaws Amendment, the “Transaction”).

Pursuant to item “iii” above, Valepar’s Shareholders will receive 1.2065 Common Shares for each Valepar share held by them. As a result, Vale will issue 173,543,667 new Common Shares, all registered and without par value, in favor of Valepar’s shareholders. Consequently, Valepar’s shareholders will own a total of 1,908,980,340 Vale Common Shares after the merger of Valepar.

On May 11, 2017, the board of directors of Valepar approved the Merger and the board of directors of Vale approved the Transaction. On June 27, 2017, acting at an extraordinary shareholders’ meeting, the shareholders of Vale approved the Transaction, including the opening of the period for the Voluntary Conversion and the terms and conditions of the Voluntary Conversion. In accordance with the terms of the Proposal, Valepar and the Shareholders refrained from exercising their voting rights in connection with the shareholder approval of the Voluntary Conversion and the Merger. The implementation of the Proposal is still subject to the acceptance by at least 54.09% of class A preferred shares in the Voluntary Conversion within the maximum term of 45 days from the shareholders’ meeting that occurred on June 27, 2017, resulting in a combined shareholding interest held by the Shareholders of less than 50% of Vale’s total common shares.

On the date of effectiveness of the Transaction, the Shareholders will execute a new shareholders’ agreement (the “Vale Agreement”), in order to give Vale stability and to adapt its corporate governance structure during the period of transition to its new corporate structure without defined control. The Vale Agreement, a form of which is attached to the Shareholders Agreement, will bind only 20% of the totality of Vale’s Common Shares, and will be in force until November 9, 2020. The Shareholders have informed Valepar that they do not intend to renew the Vale Agreement. Under Vale’s amended bylaws, if the Shareholders renew the Vale Agreement after its expiration and they continue to collectively own more than 25% of the total capital stock or of the total Common Shares of Vale, the Shareholders would be required to conduct a mandatory tender offer for all Vale’s Common Shares.

CUSIP No. 91912E105	13D/A

For six months from the date of entry into force of the Vale Agreement, the Shareholders will be obligated not to transfer, by any means, either directly or indirectly, Vale shares they receive as a result of the implementation of the Proposal (“Lock-Up”), except for (i) the transfer of Vale’s shares by the Shareholders to their affiliates and their current shareholders, provided that such transferred shares shall remain subject to the Lock-Up, and (ii) the transfer of shares not subject to the Vale Agreement held by the Shareholders prior to the Transaction.

Other than as described above and in Item 6 or as set forth in the Shareholders Agreement, neither Valepar nor, to Valepar’s best knowledge, any of the persons listed in Exhibit 1 hereto, currently has any plan or proposal which relates to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing with the following:

(a) As of June 27, 2017, the date of the event which requires the filing of this statement, Valepar is the beneficial owner of 1,716,435,045 (53.9%) of the outstanding Common Shares.  In accordance with Section 5.5 of the Shareholders Agreement, each common shareholder of Valepar has the right to veto the transfer by Valepar of any shares it holds in Vale.  As a result, each common shareholder of Valepar may be deemed to be a beneficial owner under Exchange Act Rule 13d-3 of all the shares owned by Valepar.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), there is no shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Common Shares.

(c) No transactions in the Common Shares, other than the acquisition described herein, have been effected by Valepar in the sixty days prior to the event, on June 27, 2017, that required the filing of this statement.

(d) No person other than Valepar has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Vale securities owned by Valepar.

(e) N/A

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding the following:

The description of the terms of the Proposal and the Shareholders Agreement set forth above in Item 4 is incorporated herein by reference.  This description is a summary only and is qualified in its entirety by the terms of the Shareholders Agreement, which is filed as Exhibit 2 to this Schedule 13D, the terms of the Proposal, which is filed as Exhibit 3 to this Schedule 13D, and the terms of the amended bylaws, which are filed as Exhibit 4 to this Schedule 13D, and are incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

CUSIP No. 91912E105	13D/A

Exhibit 1:  List of Executive Officers and Directors of Valepar as of the date of the event which requires the filing of this statement, June 27, 2017.

Exhibit 2:  Shareholders Agreement of Valepar S.A., dated May 10, 2017 (incorporated by reference to Exhibit 3 of the Schedule TO-C of Vale S.A., filed on February 21, 2017 (SEC File No. 005-78221).

Exhibit 3: Proposal for Vale S.A.’s Corporate Restructuring (English Translation), dated May 11, 2017 (incorporated by reference to Exhibit 4 of the Schedule TO-C of Vale S.A., filed on May 15, 2017 (SEC File No. 005-78221).

Exhibit 4: Vale S.A. Proposed Bylaws containing, as highlighted, the proposed amendments (English Translation), as amended (incorporated by reference to Exhibit 99.2 of the Schedule TO-C of Vale S.A., filed on June 5, 2017 (SEC File No. 005-78221).

Exhibit 5: Proposed Shareholders Agreement of Vale S.A. (incorporated by reference to Exhibit 3 of the Schedule TO-C of Vale S.A., filed on February 21, 2017 (SEC File No. 005-78221).

CUSIP No. 91912E105	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2017

Valepar S.A.

/s/ Gueitiro Matsuo Genso
By: Gueitiro Matsuo Genso
Title: Chief Executive Officer

/s/ Fernando Jorge Buso Gomes
By: Fernando Jorge Buso Gomes
Title: Executive Officer

CUSIP No. 91912E105	13D/A

exhibit index

Exhibit No.	Description

1	List of Executive Officers and Directors of Valepar as of the date of the event which requires the filing of this statement, June 27, 2017.

2	Shareholders Agreement of Valepar S.A., dated May 10, 2017 (incorporated by reference to Exhibit 3 of the Schedule TO-C of Vale S.A., filed on February 21, 2017 (SEC File No. 005-78221).

3	Valepar Proposal (English Translation), dated May 11, 2017 (incorporated by reference to Exhibit 4 of the Schedule TO-C of Vale S.A., filed on May 15, 2017 (SEC File No. 005-78221).

4

Vale S.A. Proposed Bylaws containing, as highlighted, the proposed amendments (English Translation), as amended (incorporated by reference to Exhibit 99.2 of the Schedule TO-C of Vale S.A., filed on June 5, 2017 (SEC File No. 005-78221).

5	Proposed Shareholders Agreement of Vale S.A. (incorporated by reference to Exhibit 3 of the Schedule TO-C of Vale S.A., filed on February 21, 2017 (SEC File No. 005-78221).